Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex: - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 31 - 2010

November 3, 2010

FOR IMMEDIATE RELEASE

GEORGE BRACK JOINS AURIZON’S BOARD OF DIRECTORS

Aurizon Mines Ltd. is pleased to report that Mr. George Brack has joined the Company's Board of Directors effective November 3, 2010.

"We are very pleased to welcome George to Aurizon’s Board of Directors," said David P. Hall, Chairman, President & CEO. "Mr. Brack's extensive knowledge of the mining industry, together with his background in strategic mergers and acquisitions, is extremely complementary to Aurizon’s growth strategy and we are confident that Mr. Brack’s depth of experience and knowledge will be of great benefit to Aurizon in its future plans."

Director Biography

Mr. Brack's 25-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions. Most recently, Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital, Mr. Brack spent seven years as President of Macquarie North America Ltd., specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice-President, Corporate Development at Placer Dome Inc., was Vice-President of CIBC Wood Gundy Investment Banking Mining Group, and worked as a Business Analyst for Rio Algom.

Mr. Brack currently serves as a director of Alexco Resources, Capstone Mining, Geologix Explorations, and Silver Wheaton Corp.  Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto, and a CFA designation.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President & C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com ; Email: info@aurizon.com
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